Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, Ohio 45014

April 14, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Cincinnati Financial Corporation
Acceleration Request
Registration Statement on Form S-3
Filed April 5, 2023
File Number 333-271136

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Cincinnati Financial Corporation respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 2:00 p.m., Eastern time, on April 24, 2023, or as soon thereafter as is practicable.

Please contact Amy Shepherd of Baker Hostetler LLP at (614) 462-4712 or ashepherd@bakerlaw.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Sincerely,

Cincinnati Financial Corporation

By: /s/ Lisa A. Love
Lisa A. Love. Esq.
Executive Vice President, Chief Legal
Officer and Corporate Secretary